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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                 Skolniks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   830798-401
                         -------------------------------
                                 (CUSIP Number)


   Wiley Sam Dennis, 7755 East Gray Road, Suite 100, Scottsdale, Arizona 85260
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                        March 13, 1998 and July 22, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box* [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                    --------------------
CUSIP NO. 830798 40 1             SCHEDULE 13D                 Page 2 of 7 Pages
------------------------                                    --------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WILEY SAM DENNIS
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

                              2,553,998(1)(2)(3)
        NUMBER OF        -------------------------------------------------------
         SHARES            8  SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY              -0-
          EACH           -------------------------------------------------------
        REPORTING          9  SOLE DISPOSITIVE POWER
         PERSON
          WITH                2,553,998(1)(2)(3)
                         -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,553,998(1)(2)(3)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.82%(1)(2)(3)(4)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
See Page 6 for footnotes.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------                                    --------------------
CUSIP NO. 830798 40 1                                          Page 3 of 7 Pages
------------------------                                    --------------------

ITEM 1.  SECURITY AND ISSUER

         Name of Issuer:    Skolniks, Inc.
                            7755 E. Gray Road, Suite 100
                            Scottsdale, Arizona  85260

         Equity Security:   Common Stock

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  Name:     Wiley Sam Dennis

         (b)  Residence or business address:

                        3784 Harper Street
                        Houston, Texas  77005

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                        Dr. Dennis is a physician with:

                        M H Radiation Oncology Associated
                        6565 Fannin, DB1-37
                        Houston, Texas  77030

         (d)  During the last five years,  the Reporting Person has not been
              convicted  in  a  criminal   proceeding   (excluding   traffic
              violations or similar misdemeanors);

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship:  United States

------------------------                                    --------------------
CUSIP NO. 830798 40 1                                          Page 4 of 7 Pages
------------------------                                    --------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person purchased the securities reported hereunder with personal funds as follows:

            SECURITIES                               PURCHASE PRICE
            ----------                               --------------

227,998(1)  shares of Common Stock        Approximately $900,000
purchased  in  open-market
transactions

Warrants to purchase 800,000 shares of The Warrants were issued in connection Common Stock at an exercise price of with loans to the Issuer in the amount
$.50 per share                            of $400,000,  at a rate of Warrants to
                                          purchase  two  shares of Common  Stock
                                          for each dollar of loan

300,000   shares   of   Common   Stock    $300,000
purchased  in a private  placement  in
connection     with    a    Plan    of
Reorganization in bankruptcy

Employee  Stock  Options  to  purchase    The  options   were   granted  by  the
150,000(3)  shares of Common  Stock at    Issuer's  Board  of  Directors  for no
an exercise price of $.375 per share      consideration

160,000   shares   of   Common   Stock    $40,000
purchased from the Issuer in a private
placement

Warrants to purchase 316,000(2) shares The Warrants were issued in connection of Common Stock at an exercise price with loans to the Issuer in the amount
of $.25 per share                         of  $79,000,  at a rate of Warrants to
                                          purchase  four shares of Common  Stock
                                          for each dollar of loan

Warrants to purchase 400,000 shares of The Warrants were issued in connection Common Stock at an exercise price of with loans to the Issuer in the amount
$.125 per share                           of $50,000, at the rate of Warrants to
                                          purchase  eight shares of Common Stock
                                          for each dollar of loan

Warrants to purchase 200,000 shares of The Warrants were issued in connection Common Stock at an exercise price of with a loan to the Issuer in the
$.10 per share                            amount  of  $20,000,   at  a  rate  of
                                          Warrants  to  purchase  ten  shares of
                                          Common Stock for each dollar of loan

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person's transactions in the Issuer's securities is for investment purposes. Subsequent to the purchase of 300,000 shares of Common Stock pursuant to consummation of a Plan of Reorganization in bankruptcy, Dr. Wiley Sam Dennis was appointed to the Issuer's Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) The aggregate number of shares of Common Stock beneficially owned by the reporting person is 2,553,998(1)(2)(3) shares, which represents 22.82%(1)(2)(3)(4) of the total Common Stock outstanding. This number includes an aggregate of 1,866,000(2)(3) shares of Common Stock issuable upon exercise of currently exercisable warrants and options.

------------------------                                    --------------------
CUSIP NO. 830798 40 1                                          Page 5 of 7 Pages
------------------------                                    --------------------

          (b) The reporting person has sole voting and dispositive power over the 2,553,998(1)(2)(3) shares of Common Stock beneficially owned. This number includes currently exercisable warrants and options to acquire an aggregate of 1,866,000(2)(3) shares of Common Stock.

          (c) The reporting person effected the following transactions within 60 days of March 13,1998 or within 60 days of July 22, 1998:

   DATE            TYPE OF TRANSACTION         NUMBER OF SHARES  PRICE PER SHARE
   ----            -------------------         ----------------  ---------------

March 13, 1998   Warrants issued in connection      320,000           $.125
                 with a loan to the Issuer in
                 the amount of $40,000, at a
                 rate of Warrants to purchase
                 eight shares of Common Stock
                 for each dollar of loan

April 20, 1998   Warrants issued in connection       80,000           $.125
                 with a loan to the Issuer in
                 the amount of $10,000, at a
                 rate of Warrants to purchase
                 eight shares of Common Stock
                 for each dollar of loan

July 22, 1998    Warrants issued in connection      200,000           $.10
                 with a loan to the Issuer in
                 the amount of $20,000, at a
                 rate of Warrants to purchase
                 ten shares of Common Stock
                 for each dollar of loan

         The   transactions   described  above  were  effected  through  private
transactions with the Issuer.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable.

------------------------                                    --------------------
CUSIP NO. 830798 40 1                                          Page 6 of 7 Pages
------------------------                                    --------------------

FOOTNOTES:
----------

(1) Does not include 5,000 Shares held by the Reporting Person's son with regard to which the Reporting Person disclaims beneficial ownership.

(2) Does not include warrants to purchase 120,000 shares held by a trust, of which the Reporting Person's son is the beneficiary, to which the Reporting Person disclaims beneficial ownership.

(3) Does not include options to purchase 150,000 shares of Common Stock exercisable on January 10, 1999.

(4) The calculation of the percent of ownership is based upon 9,328,176 shares of Common Stock outstanding at July 31, 1998.

------------------------                                    --------------------
CUSIP NO. 830798 40 1                                          Page 7 of 7 Pages
------------------------                                    --------------------

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 16, 1998                             /s/ Wiley Sam Dennis
                                              --------------------------
                                                  Wiley Sam Dennis

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                     CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (See 18 U.S.C. 1001)